UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

TUESDAY MORNING CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

89904V 101
(CUSIP Number)

Tensile Capital Management LP
700 Larkspur Landing Circle, Suite 255
Larkspur, CA 94939

Attention: Douglas J. Dossey
Telephone: (415) 830-8160
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Douglas J. Dossey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0*

	8	SHARED VOTING POWER
30,158,593**

	9	SOLE DISPOSITIVE POWER
0*

	10	SHARED DISPOSITIVE POWER
30,158,593**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Does not include 52,000 shares of restricted stock held by Mr. Dossey, all of which vest on February 16, 2022.

**Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

2

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Arthur C. Young

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0*

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0*

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

3

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Tensile Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

*Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

4

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Tensile Capital Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

5

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Tensile Capital Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

6

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Tensile Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

7

CUSIP NO. 89904V 101

1	NAMES OF REPORTING PERSONS
Osmium Partners (Equation), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

8

CUSIP NO. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners (Larkspur SPV), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.

9

CUSIP NO. 89904V 101

EXPLANATORY NOTE

In accordance with the Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”) of Tuesday Morning Corporation (the “Issuer”), the Issuer commenced a $40 million rights offering (the “Rights Offering”), under which eligible holders of the Issuer’s common stock could purchase up to $24 million of shares of the Issuer’s common stock at a purchase price of $1.10 per share, and Tensile Capital Management LP or its affiliates, including Osmium Partners (Larkspur SPV), LP, a Delaware limited partnership (the “Backstop Party”), were required to purchase up to $16 million of shares of the Company’s common stock at a purchase price of $1.10 per share, which right was exercised by the Backstop Party. In addition, pursuant to a backstop commitment agreement between the Issuer and Tensile Capital Management LP, dated as of November 16, 2020 (the “Backstop Agreement”), the Backstop Party agreed to purchase all unsubscribed shares in the Rights Offering. The Rights Offering closed on February 9, 2021. Pursuant to the terms of the Backstop Agreement, the Backstop Party received a backstop fee of $2 million (payable in shares of common stock valued at $1.10 per share) and warrants to purchase 10 million shares of the Company’s common stock at a price of $1.65 per share under a warrant dated February 9, 2021.

ITEM 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Tuesday Morning Corporation (the “Issuer”). The principal executive office of the Issuer is located at 6250 LBJ Freeway, Dallas, Texas.

ITEM 2. Identity and Background

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Douglas J. Dossey; (2) Arthur C. Young; (3) Tensile Capital Management LP, a Delaware limited partnership (“TCM LP”); (4) Tensile Capital Management GP LLC, a Delaware limited liability company (“TCM LLC”), (5) Tensile Capital Partners Master Fund LP, a Cayman Islands exempted limited partnership (“Tensile Master Fund”), (6) Tensile Capital GP LLC, a Delaware limited liability company (“Tensile GP”), (7) Osmium Partners (Larkspur SPV), LP, a Delaware limited partnership (“Osmium Larkspur”); and (8) Osmium Partners (Equation) LLC, a Delaware limited liability company (“Osmium Equation”). TCM LLC serves as the general partner of TCM LP and TCM LP serves as the investment adviser to Tensile Master Fund. Tensile GP serves as the general partner of Tensile Master Fund. Tensile Master Fund serves as a managing member of Osmium Equation and a limited partner of Osmium Larkspur. Messrs. Dossey and Young are the controlling persons of TCM LP, TCM LLC and Tensile GP. Osmium Partners LLC serves as the other managing member of Osmium Equation.

The principal occupation Messrs. Dossey and Young is serving as the principals of TCM LP. The principal business of TCM LP is providing investment management services to Tensile Master Fund and other private investment funds. The principal business of TCM LLC is serving as the general partner of TCM LP. The principal business of Tensile Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of Tensile GP is serving as the general partner of Tensile Master Fund and other private investment funds. The principal business of Osmium Equation is to act as the investment manager of one or more investment partnerships currently existing or to be formed in the future, including acting as the sole investment manager for Osmium Larkspur. The principal business of Osmium Larkspur is to purchase securities of the Issuer. Tensile Master Fund and Osmium Partners LLC entered into an operating agreement and limited partnership agreement in connection with the formation of Osmium Equation and Osmium Larkspur, respectively.

The business address and the address of the principal office of each Messrs. Dossey and Young, TCM LP, TCM LLC, Tensile Master Fund, and Tensile GP is 700 Larkspur Landing Circle, Suite 255, Larkspur, CA 94939. The business address and the address of the principal office of each of Osmium Larkspur and Osmium Equation is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

The Reporting Persons have entered into a joint filing agreement, dated as of February 18, 2021, a copy of which is attached hereto as Exhibit 99.1.

(d)–(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

10

CUSIP NO. 89904V 101

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by Osmium Larkspur in making its purchase of the shares of Common Stock and Warrants that it acquired in the Rights Offering was $20,174,452.10 from working capital. $14,174,452.10 of the funds used by Osmium Larkspur was provided by Tensile Master Fund and $6,000,000.00 was provided by Osmium Capital, LP, a Delaware limited partnership, Osmium Capital II, LP, a Delaware limited partnership, Osmium Spartan, LP, a Delaware limited partnership, and Osmium Diamond, LP, a Delaware limited partnership.

ITEM 4. Purpose of Transaction

The information set forth or incorporated under the heading “Explanatory Note” and in Items 2 and 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons have acquired the Issuer’s Common Stock for investment purposes. Pursuant to the Plan, the Backstop Agreement and the Directors Agreement (as defined below), Mr. Dossey, John H. Lewis of Osmium Partners, LLC, and W. Paul Jones were appointed as members of the Issuer’s Board of Directors.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares or dispose of all the shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own:

(i)       Osmium Larkspur directly owns 30,158,593 shares of Common Stock, including warrants to purchase 10,000,000 shares of Common Stock at a strike price equal to $1.65 (the “Warrants”), representing 31.4% of all of the outstanding shares of Common Stock of the Issuer.

(ii)       Osmium Equation, as the general partner of Osmium Larkspur, may be deemed to beneficially own 30,158,593 shares of Common Stock, including warrants to purchase 10,000,000 shares of Common Stock, representing 31.4% of all of the outstanding shares of Common Stock of the Issuer.

(iii)       TCM LP, as investment adviser to Tensile Master Fund, TCM LLC, as the general partner of TCM LP, Tensile Master Fund, as a managing member of Osmium Equation, and Tensile GP, as the general partner of Tensile Master Fund, each may be deemed to beneficially own 30,158,593 shares of Common Stock, including warrants to purchase 10,000,000 shares of Common Stock, representing 31.4% of all of the outstanding shares of Common Stock of the Issuer.

(iv)       Neither Mr. Dossey nor Mr. Young individually owns any shares of Common Stock (other than 52,000 shares of restricted stock, which vest in February 16, 2022, owned by Mr. Dossey). However, each of Mr. Dossey and Mr. Young may be deemed to be the beneficial owner of the shares of Common Stock and Warrants beneficially owned by TCM LP.

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CUSIP NO. 89904V 101

(v)       Collectively, the Reporting Persons beneficially own 30,158,593 shares of Common Stock, including Warrants to purchase 10,000,000 shares of Common Stock, representing approximately 31.4% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 86,145,304 shares of Common Stock outstanding as of February 9, 2021, as reported by the Issuer in its Current Report on Form 8-K as filed with the SEC on February 16, 2021, as combined with the 10,000,000 shares of Common Stock underlying the Warrants.

(b) Messrs. Dossey and Young, TCM LP, TCM LLC, Tensile GP and Tensile Master Fund may be deemed to share with Osmium Equation beneficial ownership of 30,158,593 shares of Common Stock.

(c) The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference Exhibit 99.1 hereto.

Limited Partnership Agreement and Operating Agreement

On December 30, 2020, Tensile Master Fund and Osmium Partners LLC entered into an operating agreement and limited partnership agreement in connection with the formation of Osmium Equation and Osmium Larkspur, respectively.

Credit Agreement

On December 31, 2020, the Issuer and Tensile Master Fund entered into a Credit Agreement (the “TCM Credit Agreement”). Pursuant to the TCM Credit Agreement, Tensile Master Fund provided a term loan of $19 million to the Issuer.

Backstop Agreement

The Reporting Persons acquired certain shares of Common Stock in the Rights Offering described under “Explanatory Note” pursuant to the Backstop Agreement. The terms of the Backstop Agreement, a copy of which is filed herewith as Exhibit 99.2, are incorporated herein by reference.

Warrant

As described under “Explanatory Note”, on February 9, 2021, pursuant to the Plan, and as contemplated by the Backstop Agreement, the Issuer entered into a Warrant with Osmium Larkspur granting Osmium Larkspur warrants to purchase 10,000,000 Shares at a price per share of $1.65, expiring December 31, 2025 (the “Warrant”). The terms of the Warrant, a copy of which is filed herewith as Exhibit 99.3, are incorporated herein by reference.

Directors Agreement

On December 31, 2020, the Issuer, Osmium Partners LLC and Osmium Larkspur entered into an agreement pursuant to which Osmium Partners LLC and Osmium Larkspur are entitled to appoint three directors to the Issuer’s Board of Directors (the “Directors Agreement”). Pursuant to the Directors Agreement, Mr. Dossey, John H. Lewis of Osmium Partners LLC and W. Paul Jones were appointed as members of the Issuer’s Board of Directors. The terms of the Directors Agreement, a copy of which is filed herewith as Exhibit 99.4, are incorporated herein by reference.

Registration Rights

On February 9, 2021, pursuant to the Plan, and as contemplated by the Backstop Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Agreement”) with Osmium Larkspur requiring the Issuer to register for resale the shares of Common Stock acquired in the Rights Offering, pursuant to the Backstop Agreement, and under the Warrant. The terms of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.5, are incorporated herein by reference

ITEM 7. Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated as of February 18, 2021, by and among the Reporting Persons.

99.2. Backstop Agreement, dated as of November 16, 2020, between the Issuer and Osmium Partners.

99.3 Warrant, dated as of February 9, 2021, by and between the Issuer and Osmium Larkspur.

99.4 Agreement, among Osmium Larkspur, Osmium Partners and the Issuer.

99.5 Registration Rights Agreement, dated as of February 9, 2021, by and between the Issuer and Osmium Larkspur.

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CUSIP NO. 89904V 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

Douglas J. Dossey
Tensile Capital Management LP
Tensile Capital Management GP LLC
Tensile Capital Partners Master Fund LP
Tensile Capital GP LLC

Osmium Partners (Equation) LLC

Osmium Partners (Larkspur SPV), LP

By: /s/ Douglas J. Dossey
Douglas J. Dossey, for (i) himself, (ii) as
Managing Partner of Tensile Capital Management LP,
for itself, (iii) as Manager of Tensile Capital
Management LLC, for itself, (iv) as Manager
of Tensile Capital GP, for itself and
as General Partner of Tensile Capital Partners
Master Fund LP, for itself and as Managing
Member of Osmium Partners (Equation) LLC,
for itself, and as General Partner of

Osmium Partners (Larkspur SPV), LP

By: /s/ Arthur C. Young
Arthur C. Young, for himself

EXHIBIT INDEX

Exhibit 99.1 Exhibit 99.2 Exhibit 99.3 Exhibit 99.4 Exhibit 99.5

Joint Filing Agreement, dated as of February 18, 2021, by and among the Reporting Persons.

Backstop Agreement, dated as of November 16, 2020, between the Issuer and Osmium Partners (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed November 19, 2020).

Warrant, dated as of February 9, 2021, by and between the Issuer and Osmium Larkspur (incorporated herein by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed February 16, 2021).

Agreement, dated as of December 31, 2020, by and among the Issuer, Osmium Partners and Osmium Larkspur (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed February 16, 2021).

Registration Rights Agreement, dated as of February 9, 2021, by and between the Issuer and Osmium Larkspur (incorporated herein by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed February 16, 2021).

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CUSIP NO. 89904V 101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Osmium Partners (Larkspur SPV), LP
Purchase of Common Stock	18,340,411	$1.10	2/9/2021
Receipt of Common Stock	1,818,182	[1]*	2/9/2021
Receipt of Warrants ($1.65 Exercise Price)	10,000,000	[2]**	2/9/2021

[1] * Pursuant to the terms of the Backstop Agreement, Osmium Partners (Larkspur SPV), LP received a backstop fee of $2,000,000.00, payable in shares of Common Stock valued at $1.10 per share.

[2] ** Pursuant to the terms of the Backstop Agreement, the Issuer granted to Osmium Partners (Larkspur SPV), LP warrants to purchase 10,000,000 shares of Common Stock with an exercise price of $1.65 per share and with an expiry date of December 31, 2025.